SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

03 December 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date:03 December 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

London, 3 December 2008

PROTHERICS PLC ("PROTHERICS")

Offer Update: Court confirmation of Reduction of Capital

Further to the announcement dated 1 December
 2008,
 Protherics (LSE: PTI) and BTG plc
("
BTG
")
(LSE: BCG) are pleased to announce that the High Court of Justice in England and Wales
has today made an order confirming the reduction of Protherics' share capital in connection with the Scheme of Arrangement by which BTG's Acquisition of Protherics is being implemented. This follows the Court's sanction of the Scheme at a hearing held on 1 December 2008.

The Scheme will become effective upon the Court Orders being delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such order by the Registrar of Companies) which is expected to take place on 4 December 2008.

The listing of Protherics Shares is expected to be cancelled at 8.00 a.m. on
4 December
 2008, the anticipated Effective Date of the Scheme. An expected timetable of principal events is set out in the Appendix to this announcement.

Terms defined in the Scheme Document shall have the same meaning(s) when used in this announcement.

Enquiries

Protherics
Dr Andrew Heath, Chief Executive Officer Rolf Soderstrom, Chief Financial Officer	Tel: 020 7246 9950

BTG
Christine Soden, Chief Financial Officer Andy Burrows, Director of Investor Relations	Tel: 020 7575 0000

Jefferies (financial adviser to Protherics)
Ian Crosbie Chris Snoxall (corporate broking)	Tel: 020 7029 8000

Rothschild (financial adviser to BTG)
Dr Lynn Drummond	Tel: 020 7280 5000

Nomura Code Securities (broker to Protherics) Chris Collins	Tel: 020 7776 1200

Piper Jaffray (joint broker and adviser to BTG) Neil Mackison / Jamie Adams	Tel: 020 3142 8700

Credit Suisse (joint broker and adviser to BTG)
Stephanie Leouzon / Tristan Lovegrove	Tel: 020 7888 8000

Financial Dynamics Ben Atwell	Tel: 020 7831 3113

Jefferies, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and broker to Protherics in connection with the
Acquisition
 and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Acquisition nor any other matter referred to in this announcement.

Rothschild, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and sponsor to BTG in connection with the
Acquisition
 and no-one else and will not be responsible to anyone other than BTG for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the Acquisition nor any other matter referred to in this announcement.

Appendix
Expected Timetable of Principal Events

EVENT	TIME and DATE

Last day of dealings in, and time for registration of transfers of, and disablement in CREST of, Protherics shares	5.00 p.m. on 3 December 2008

Scheme Record Time	6.00 p.m. on 3 December 2008

Effective Date	4 December 2008

Cancellation of listing of Protherics Shares	8.00 a.m. on 4 December 2008

Expected date of Admission of, and dealings in, New BTG Shares and crediting of New BTG Shares to CREST accounts	8.00 a.m. on 4 December 2008

Latest date for despatch of share certificates in respect of New BTG Shares issued under the Scheme	18 December 2008